EX 99.28(d)(42)(ii)

Amendment

to the Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

And LMCG Investments, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and LMCG Investments, LLC, a limited liability company organized in the State of Delaware ("Sub-Adviser").

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 28th day of September, 2015, as amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following sections of the Agreement:

Section 2. "Services to be Rendered by the Sub-Adviser to the Trust," and

Section 6. "Representations of Adviser."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

Delete sub-paragraph G. in Section 2. "Services to be Rendered by the Sub-Adviser to the Trust" in its entirety and replace it with the following:

G.
The Sub-Adviser at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. The Sub-Adviser shall, at its expense, bear any reasonable fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided and/or fees charged by the Sub-Adviser under the Agreement (but excluding any investigations or litigation that arise from or pertain to the services provided and/or fees charged to the Fund by the Adviser); and (ii) the Sub-Adviser's general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund.

Add a new sub-paragraph F. in Section 6. "Representations of Adviser":

F.
The Adviser shall, at its expense, bear any reasonable fees or costs associated with regulatory investigations or litigation arising from or pertaining to (i) the services provided and/or fees charged to the Fund by the Adviser (but excluding any investigations or litigation that arise from or pertain to the services provided and/or fees charged by the Sub-Adviser under the Agreement) and (ii) the Adviser's or the Fund's general business operations that require the involvement or participation of the Sub-Adviser.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		LMCG Investments, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Joseph F. Tower
Name:	Mark D. Nerud	Name:	Joseph F. Towner
Title:	President and CEO	Title:	COO & CCO